Exhibit 10.1

November 23, 2005

Mr. Frank Bisignano
51 Jared Court
Watchung, NJ 07069

Dear Mr. Bisignano:

I am pleased to confirm our offer for you to join JPMorgan Chase & Co. ("JPMC"). The following is a review of the offer and should coincide with our discussions. This offer letter supersedes any prior oral or written communications in conjunction with your offer of employment.

Position

Your position will be Chief Administrative Officer, responsible for Operations, Technology, Corporate Real Estate and General Services, reporting to me. You also will be a member of the JPMorgan Chase Operating Committee.

Base Salary

Your annual base salary for this position will be $500,000, earned and payable on a semi-monthly basis.

Hiring Awards

Upon joining JPMC as an employee, you will be granted stock appreciation rights settled only in shares covering 600,000 shares of JPMC common stock. The exercise price will be equal to the "Fair Market Value" (i.e. the average high and low selling price on the NYSE composite tape) on your hire date. One third of this award will become exercisable on the third, fourth and fifth anniversaries of the grant date. Shares resulting from exercise prior to the fifth anniversary of the award must be held until that date. These stock appreciation rights will have a ten year term based on your continued employment with JPMC.

In addition, you will be granted a one time award of 167,000 JPMC restricted stock units ("RSUs"). This award will vest in two equal installments on the quarterly vesting date closest to but not later than the second and third anniversaries of the grant date, subject to your continued employment through the relevant vesting dates. During the restriction period, you will be paid the equivalent of any declared dividends, less applicable withholding taxes, of your JPMC RSUs that are outstanding on the dividend record date.

Stock appreciation awards and restricted stock units are earned over a future vesting period and are subject to the terms of the JPMorgan Chase & Co. 2005 Long-Term Incentive Plan. Following your grant date, you will receive detailed information on the terms and conditions of your hiring awards which will include certain non-hire/non solicitation, non-disparagement, non-disclosure and non-compete covenants.

Incentive Compensation

Because you will be forfeiting your 2005 incentive award from your former employer, we have agreed to provide you with guaranteed incentive compensation for 2005 in the amount of $6 million payable in two equal installments in January 2006 and June 2006. Approximately 65% of this award (i.e. $3,900,000) will be paid in cash and approximately 35% will be paid in the form of RSUs. The number of restricted stock units will be determined by dividing $2,100,000 by the Fair Market Value of a share of JPMC common stock on January 19, 2006 and will be granted as part of the first installment. The remaining $900,000 of the first installment will be paid to you in cash, less applicable withholding taxes on January 24, 2006. The remaining $3,000,000 will be paid to you in cash, less applicable withholding taxes on June 30, 2006.

Restricted stock units are earned subject to continued employment over a future vesting period (50% after the second year and 50% after the third year following the grant), and are subject to the terms of the Long-Term Incentive Plan and other terms and conditions provided to you in connection with the including certain non-hire/non solicitation, non-disparagement, non-disclosure and non-compete covenants. You must be employed on the date of the award to be eligible for incentive compensation. Incentive compensation is not eligible for pension, 401(k) or other benefit calculations.

Beginning with performance year 2006, you will be eligible for total annual incentives based on corporate, department and individual performance as determined at the discretion of the Chief Executive Officer and the Board of Directors. Incentives will be based on the cash/equity award table in effect at the time of the award. You must be employed on the date of the award in order to be eligible for any incentive award, and eligibility is not a guarantee of an award.

Benefits

Employee benefits will be in accordance with the materials provided. Some of your benefits begin on your date of hire and other benefits begin after a waiting period. You are encouraged to enroll in benefits as soon as you are eligible. Timely enrollment will ensure selected coverage. All benefits are governed by the terms and conditions of the applicable plan documents as in effect from time to time.

Employment Relationship

Our offer of employment is subject to satisfactory completion of all pre-employment processing including fingerprinting, drug screening and background checks. On the day of your appointment, you will need to bring with you evidence of your identity and your employment eligibility (e.g. passport, birth certificate, and/or work permit and all appropriate licenses).

Employment by JPMorgan Chase is on an "at will" basis. This means that either you or JPMorgan Chase may terminate the employment at any time without notice. Of course, during your employment you will be subject to all applicable performance standards, policies, and the JPMorgan Chase Code of Conduct, the terms of which you are required to affirm below.

As a condition of employment, you represent that you are not subject to any agreement restricting you from competing with a prior employer or from soliciting or hiring any of a prior employer's employees to work at JPMorgan Chase. In addition, by accepting this offer of employment, you will agree that you will not use or disclose to JPMorgan Chase any of your prior employer's confidential information, including its trade secrets, in the course of your employment with JPMorgan Chase.

We are extremely excited at the prospect of your joining us, and look forward to your playing a critical role at JPMorgan Chase. We trust that this offer meets with your approval and look forward to your formal response. I anticipate that you will start on or around December 12.

If these terms are acceptable to you, please sign a copy of this letter in the space below and return it to me.

Sincerely,

/s/ James Dimon

cc: Joan Guggenheimer
Jay Mandelbaum

Acceptance and Code Affirmation

Upon signing this letter I accept the terms described above. I also affirm that I have read and understand the JPMorgan Chase Code of Conduct, and agree as a condition of employment to comply with the Code as in effect from time to time.

I understand that I can access the Code via the Internet at http://www.jpmorganchase.com >About Us>Governance>Code of Conduct prior to joining the firm, and through the firm's intranet once I begin employment.

I am aware of the specific policies related to personal investments for certain businesses and support units, and I understand that, if these are applicable to me, I will have thirty days after my start date to ensure my compliance with the designated broker requirements.

I acknowledge that the Code requires that certain outside activities be approved in writing after I begin employment, and I agree that, if any such required approval is denied, I will cease the relevant activity immediately.

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I understand that under the Code, as a senior level employee I will have certain responsibilities that will continue after my employment with the firm terminates, including restrictions on solicitation of the firm's employees and customers.

Agreed and Accepted by: /s/ Frank Bisignano

Date: November 30, 2005